Exhibit 12.01

AllianceBernstein L.P.
Consolidated Ratio Of Earnings To Fixed Charges

	Years Ended December 31,
	2012	2011	2010
	(in thousands)

Fixed Charges:
Interest Expense	$3,429	$2,545	$2,078
Estimate of Interest Component In Rent Expense (1)	-	-	-
Total Fixed Charges	$3,429	$2,545	$2,078

Earnings:
Income (Loss) Before Income Taxes and Non-Controlling	$200,046	$(208,469)	$465,622
Interest in Earnings of Consolidated Entities
Other	24,675	(6,029)	8,899
Fixed Charges	3,429	2,545	2,078
Total Earnings	$228,150	$(211,953)	$476,599

Consolidated Ratio Of Earnings To Fixed Charges	66.54	N/A (2)	229.35

(1)	AllianceBernstein L.P. has not entered into financing leases during these periods.
(2)	The ratio of earnings to fixed charges was negative for the year ended December 31, 2011. Additional earnings of $214.5 million would be needed to have a one-to-one ratio of earnings to fixed charges.